Exhibit 99.1

GW Pharmaceuticals plc Announces Pricing of U.S. Follow-On Offering of ADSs
Raising $87.9 Million on NASDAQ Global Market

London, UK,  January 8, 2014: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or the “Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces the pricing of its follow-on offering of American Depositary Shares, or ADSs, on the NASDAQ Global Market.  GW will issue 2,441,110 ADSs on the NASDAQ Global Market at a price of $36.00 per ADS raising gross proceeds of $87.9 million (before deducting underwriting discount, commissions and offering expenses). GW has also granted the underwriters a 30-day option to purchase up to an additional 366,165 ADSs at the offering price. Closing of the offering is expected to occur on January 14, 2014.

Morgan Stanley & Co. LLC and Cowen and Company, LLC are acting as joint book-running managers for the offering. Piper Jaffray & Co. is acting as lead manager and Canaccord Genuity Inc. is acting as co-lead manager.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on January 8, 2014.  When available, copies of the final prospectus relating to this offering may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department; from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402; or from Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 24 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet syndrome, a severe infantile-onset, genetic, drug-resistant epilepsy syndrome. Our product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the timing of and listing of American Depositary Shares on the NASDAQ Global Market, the proposed closing date of such offering and development and regulatory clearance of GW’s product candidates.  Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex® and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including its most recent Form F-1. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

For further information, please contact:

Enquiries:

GW Pharmaceuticals plc
Justin Gover, CEO	+44 1980 557000
Stephen Schultz, VP Investor Relations	+ 1 401 500 6570

FTI Consulting (Media enquiries)	+44 20 7831 3113
Ben Atwell / Simon Conway / John Dineen (UK)
Robert Stanislaro (US)	+212 850 5657

Trout Group, LLC (US investor relations)	+ 1 646 378 2900
Jonathan Fassberg / Todd James / Chad Rubin

For readers in the European Economic Area

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the offering referred to above or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.